HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
-----

Will Hart
                                February 18, 2011


Errol Sanderson
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Colorado Ceramic Tile, Inc.
            Registration Statement on Form S-1
            File No. 333-171658

     This  office  represents  Colorado  Ceramic  Tile,  Inc.  (the  "Company").
Amendment No. 1 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated February 3, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found. A number preceded with the letters "FS" indicates the page number of the financial statements where the response to the comment can be found.

                                                                         Page
                                                                        Number
                                                                        ------
1. Comment complied with.                                                  2,3

2. We have modified the prospectus somewhat in response to this comment. However, and as disclosed in the "Business" section of the prospectus, the extent to which the Company can implement its business plan, and the time period required to implement the business plan, is dependent on the Company's ability to raise additional capital. Since the Company does not have any commitments from any person to provide the Company with capital, we do not believe it is not feasible to discuss the timeline required for
the implementation of the business plan.                                     2

3. Information required by Item 504 of Regulation S-K is not applicable because the Company is not selling any securities in this offering and will not receive any proceeds from this offering. Disclosure concerning the Company's offices and
showroom has been added.                                                     2

4. Comment complied with.                                                   18

5. Comment complied with.                                                    2

                                                                         Page
                                                                        Number
                                                                        ------

6. Comment complied with.                                                    3

7. Comment complied with.                                                    3

8. The last sentence in the introductory paragraph in the section
"Risk Factors" states that if any risks materialize, the
Company's common stock could decline in value or become worthless. Accordingly, the potential decline in the value of the Company's
common stock applies to each risk.                                         N/A

9. Since the adoption of the "Plain English" rule in 1998, issuers were no longer allowed to use one or two words as a heading for a risk factor. Presumably this was the staff's interpretation of Rule
421 (b)(2). Accordingly, the words "Need for Capital" could not be used as a heading for a risk factor. Instead the heading had to describe the risk in detail. The description of the risk often took one or more sentences. In some cases, and depending upon the
particular risk, there was nothing left to discuss.                        N/A

10. Comment complied with.                                                   5

11. Comment complied with.                                                   8

12. The table under the subheading "Liquidity and Capital
Resources" discloses each component of cash flows provided in connection with the Company's operating and financing activities.
Since these components only involve cash used in operations, loans, loan repayments, and proceeds received from the sale of common stock, the Company's sources and uses of cash are not complicated
and in our opinion are adequately addressed in the prospectus.             N/A

    Trying to explain to someone without an accounting background why the write off of a receivable increases cash flow from operating activities would either require a "mini accounting lesson" in the prospectus or would be completely futile. On the other hand, someone experienced in accounting would understand the Company's statement of cash flows and the reasons for the differences between income
(or losses) from operations and new cash provided by (or used in)
operating activities.                                                      N/A

    The Company's accounts receivable and inventory turnover ratios
have been added to the prospectus.                                           8

13. Comment complied with.                                                   7

14. Comment complied with.                                                   9

15. Comment complied with.                                                  11

16. Comment complied with.                                               2, 11

                                                                         Page
                                                                        Number
                                                                        ------
17. Comment complied with.                                                  12

18. Comment complied with.                                                  12

19. Comment complied with.                                                  15

20. Comment complied with.                                                  16

21. Comment complied with.                                     Part II Item 17

22. Comment complied with.                                             Ex 23.1

23. Comment complied with.                                              FS - 2

24. Comment complied with.                                              FS - 6

25. Comment complied with.                                   FS-10, Exhibit 10


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.

                                    /s/ William Hart

                                    William T. Hart

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